UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NET SAVINGS LINK, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

64112L203

(CUSIP Number)

March 8, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jean-Pierre Siouti and Hala Shehade
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 132,420,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 132,420,000
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Jean-Pierre Siouti – 130,000,000 Hala Shehade – 2,420,000
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.		PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT IN ROW (9) 4.41%
12.	TYPE OF REPORTING PERSON IN

Item 1(a).  Name of Issuer:

Net Savings Link, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

P.O. Box 609, 1076 Route 390 North, Mountainhome, Pennsylvania 18342

Item 2(a). Name of Persons Filing:

Jean-Pierre Siouti and Hala Shehade

Item 2(b). Address of Principal Business Office or, if None, Residence:

1958 Du Clairvaux Road, Orleans, Ontario, Canada K1C 6B1

Item 2(c). Citizenship:

Canada

Item 2(d). Title of Class of Securities:

Common stock, $0.001 par value per share

Item 2(e). CUSIP Number:

64112L203

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Act.
(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	[ ] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a)	Amount beneficially owned: 132,420,000
(b)	Percent of class: 4.41%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: Jean-Pierre Siouti – 130,000,000 Hala Shehade – 2,420,000
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: Jean-Pierre Siouti – 130,000,000 Hala Shehade – 2,420,000
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The members of the group are Jean-Pierre Siouti and Hala Shehade, each an individual.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2017	/s/ Jean-Pierre Siouti /s/ Hala Shehade